Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. Reports Q1 26 results, SECOND BEST QUARTERLY results in its history

ATHENS, GREECE, May 22, 2026 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP; the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the first quarter ended March 31, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 88.7% in Q1 26’ compared to 91.8% in Q4 25’ and 83.8% in Q1 25’.

•	Approximately 59% of total fleet calendar days in Q1 26’ were dedicated to time charter activity while approximately 39% to spot activity.

•

Delivery of the dry bulk carrier, Eco Crossfire, on April 3, 2026 which increased our fleet on the water to 21 vessels; the remaining four contracted dry bulk carriers and one tanker are scheduled to be delivered by end of Q3 26’ bringing our total fleet to 26 ships.

•	In Q1 26’ Imperial Petroleum marked its second- best quarterly performance.

•	Revenues of $61.7 million in Q1 26’ compared to $51.1 million in Q4 25’ and $32.1 million in Q1 25’, representing a 20.7% increase and a 92.2% increase, respectively.

•	Impressive increase of our operating income to $26.5 million in Q1 26’, marking a $12.8 million or 93.4% increase compared to Q4 25’ and a $18.7 million or 239.7% increase compared to Q1 25’.

•

Net income generation of $28.0 million in Q1 26’- the second best in our history- compared to $15.0 million in Q4 25’, and $11.3 million in Q1 25’, representing a 86.7% and 147.8% increase, respectively.

•	Basic EPS of $0.60 in Q1 26’.

•	EBITDA[1] of $34.4 million for Q1 26’.

•

Continued enhancement of our liquidity through efficient vessel operations; cash and cash equivalents including time deposits of $212.6 million as of March 31, 2026 compared to $179.1 million as of December 31, 2025.

•	Under the $10 million stock repurchase program, the Company has repurchased up to May 21, 2026 a total of 855,769 common shares for an aggregate amount of $3.8 million.

First Quarter 2026 Results:

•

Revenues for the three months ended March 31, 2026 amounted to $61.7 million, an increase of $29.6 million, or 92.2%, compared to revenues of $32.1 million for the three months ended March 31, 2025, primarily due to the increase in the average number of vessels in our fleet by 7.98, along with an increase in tanker rates, particularly for suezmax tankers following the outbreak of the Middle East conflict.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2026 were $12.8 million and $11.2 million, respectively, compared to $10.5 million and $7.1 million, respectively, for the three months ended March 31, 2025. The $2.3 million increase in voyage expenses is mainly attributed to a 25.2% increase in the number of spot days and increased port expenses due to higher number of transits through the Suez Canal mainly for the suezmax tankers. The $4.1 million increase in vessels’ operating expenses is primarily due to the increase in the average number of vessels in our fleet by 7.98.

•

Drydocking costs for the three months ended March 31, 2026 and 2025 were $1.4 million and nil, respectively. During the three months ended March 31, 2026, our bulk carrier, Post Marvel, underwent drydocking whereas in the three months ended March 31, 2025, no vessel underwent drydocking.

•

General and administrative costs for the three months ended March 31, 2026 and 2025 were $1.1 million and $1.2 million, respectively. This decrease is mainly attributed to the decrease in stock-based compensation costs.

•

Depreciation for the three months ended March 31, 2026 and 2025 was $7.9 million and $5.0 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Management fees for the three months ended March 31, 2026 and 2025 were $0.8 million and $0.5 million, respectively. The change is attributable to the increase in the average number of vessels in our fleet.

•

Interest and finance costs for the three months ended March 31, 2026 and 2025 were $0.2 million and $0.6 million, respectively. The $0.2 million of costs for the three months ended March 31, 2026 relate mainly to accrued interest expense – related party in connection with the $19.16 million part of the acquisition price of our bulk carrier, Post Marvel, whereas the $0.6 million of costs for the three months ended March 31, 2025 related mainly to accrued interest expense – related party in connection with the $14.0 million and $24.0 million part of the acquisition prices of our bulk carriers, Neptulus and Clean Imperial, respectively, which completely settled in the second quarter of 2025. For accounting purposes, the outstanding balances payable on the vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amount ultimately paid remains consistent with the originally agreed purchase prices.

•

Interest income for the three months ended March 31, 2026 and 2025 was $1.8 million and $2.2 million, respectively. The $0.4 million decrease is mainly attributed to a lower amount of funds placed under time deposits along with a decrease in time deposit rates.

•

Foreign exchange (loss)/gain for the three months ended March 31, 2026 and 2025 was a loss of $0.3 million and a gain of $1.7 million, respectively. The $0.3 million foreign exchange loss for the three months ended March 31, 2026, is mainly attributed the weakening of the euro currency against the dollar at the end of the three months ended March 31, 2026 when compared to the respective currency values prevailing at the end of year 2025.

•

As a result of the above, for the three months ended March 31, 2026, the Company reported net income of $28.0 million, compared to net income of $11.3 million for the three months ended March 31, 2025. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended March 31, 2026. The weighted average number of shares of common stock outstanding, basic, for the three months ended March 31, 2026 was 45.3 million. Earnings per share, basic and diluted, for the three months ended March 31, 2026 amounted to $0.60 and $0.57, respectively, compared to earnings per share, basic and diluted, of $0.32 and $0.30, respectively, for the three months ended March 31, 2025.

•

Adjusted net income[1] was $28.6 million corresponding to an Adjusted EPS[1], basic of $0.61 for the three months ended March 31, 2026 compared to an Adjusted net income of $12.2 million corresponding to an Adjusted EPS, basic, of $0.34 for the same period of last year.

•	EBITDA[1] for the three months ended March 31, 2026 amounted to $34.4 million, while Adjusted EBITDA[1] for the three months ended March 31, 2026 amounted to $34.9 million.

•	An average of 19.88 vessels were owned by the Company during the three months ended March 31, 2026 compared to 11.90 vessels for the same period of 2025.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of May 22, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	June 26
Glorieuse	2012	Japan	38,000	Handysize drybulk	Spot
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	June 26
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	June 26
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	July 26
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	June 26
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Spot
Supra Duke	2011	Japan	56,000	Supramax drybulk	Spot
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	June 26
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	June 26
Post Marvel	2013	Japan	96,000	Post Panamax	Time Charter	June 26
Eco Crossfire	2012	Japan	33,000	Handysize drybulk	Time Charter	June 26
Fleet Total (2)			1,324,000 dwt

(1)	Earliest date charters could expire.
(2)

We have agreements to acquire an additional four handysize drybulk carriers of 140,400 dwt aggregate capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled by the end of Q3 2026.

CEO Harry Vafias Commented

We are extremely pleased with our first quarter 2026 results. With a net income of $28 million, corresponding to a basic EPS of $0.60 per share, we generated the second-best quarterly profitability in the Company’s history. Geopolitical tensions persist, creating turbulence across global markets and the shipping industry in particular. The ongoing Middel East conflict has driven tanker market rates to peak levels, while dry bulk market rates have also firmed.

In this environment, we successfully capitalized upon our sizeable fleet. Our expansion strategy continues to deliver strong results, and we believe that our active share repurchase program will help our share price better reflect the Company’s true underlying value — a fleet of 21 vessels on the water with 5 more to be delivered shortly, ample liquidity in excess of $220 million, a consistently profitable track record, and a completely debt-free balance sheet.

Conference Call details:

On May 22, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI022e66c574874022b745c61aed82e1a1

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twenty-one vessels on the water - seven M.R. product tankers, two suezmax tankers, four handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk vessels and a post panamax drybulk carrier - with a total capacity of approximately 1,324,000 deadweight tons (dwt) and has contracted to acquire an additional four handysize drybulk carriers and a product tanker of 190,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 26 vessels with an aggregate capacity of about 1.5 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the three month periods ended March 31, 2025 and 2026.

FLEET DATA	Q1 2025	Q1 2026
Average number of vessels (1)	11.90	19.88
Period end number of owned vessels in fleet	12	20
Total calendar days for fleet (2)	1,071	1,789
Total voyage days for fleet (3)	1,067	1,764
Fleet utilization (4)	99.6%	98.6%
Total charter days for fleet (5)	504	1,059
Total spot market days for fleet (6)	563	705
Fleet operational utilization (7)	83.8%	88.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	First Quarter Ended March 31st,
	2025	2026
Net Income - Adjusted Net Income
Net income	11,290,986	28,021,088
Plus share based compensation	889,076	581,705
Adjusted Net Income	12,180,062	28,602,793
Net income – EBITDA
Net income	11,290,986	28,021,088
Plus interest and finance costs	606,383	208,552
Less interest income	(2,184,394)	(1,810,441)
Plus depreciation	5,002,837	7,930,925
EBITDA	14,715,812	34,350,124
Net income - Adjusted EBITDA
Net income	11,290,986	28,021,088
Plus share based compensation	889,076	581,705
Plus interest and finance costs	606,383	208,552
Less interest income	(2,184,394)	(1,810,441)
Plus depreciation	5,002,837	7,930,925
Adjusted EBITDA	15,604,888	34,931,829
EPS
Numerator
Net income	11,290,986	28,021,088
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(453,265)	(512,627)
Net income attributable to common shareholders, basic	10,402,475	27,073,215
Denominator
Weighted average number of shares	32,944,925	45,325,162
EPS - Basic	0.32	0.60
Adjusted EPS
Numerator
Adjusted net income	12,180,062	28,602,793
Less: Cumulative dividends on preferred shares	(435,246)	(435,246)
Less: Undistributed earnings allocated to non-vested shares	(490,387)	(523,437)
Adjusted net income attributable to common shareholders, basic	11,254,429	27,644,110
Denominator
Weighted average number of shares	32,944,925	45,325,162
Adjusted EPS, Basic	0.34	0.61

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended March 31,
	2025	2026
Revenues
Revenues	32,091,626	61,713,395
Expenses
Voyage expenses	10,054,114	12,006,915
Voyage expenses - related party	401,753	749,439
Vessels’ operating expenses	7,021,928	11,074,868
Vessels’ operating expenses - related party	98,500	175,000
Drydocking costs	—	1,433,739
Management fees – related party	471,240	787,160
General and administrative expenses	1,217,977	1,054,422
Depreciation	5,002,837	7,930,925

Total expenses	24,268,349	35,212,468

Income from operations	7,823,277	26,500,927

Other (expenses)/income
Interest and finance costs	(3,607)	(4,147)
Interest expense – related party	(602,776)	(204,405)
Interest income	2,184,394	1,810,441
Dividend income from related party	187,500	187,500
Foreign exchange gain/(loss)	1,702,198	(269,228)

Other income, net	3,467,709	1,520,161

Net Income	11,290,986	28,021,088

Earnings per share
- Basic	0.32	0.60

- Diluted	0.30	0.57

Weighted average number of shares
-Basic	32,944,925	45,325,162

-Diluted	34,258,803	47,612,633

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2025	March 31, 2026
Assets
Current assets
Cash and cash equivalents	5,771,505	71,871,069
Time deposits	173,282,440	140,724,320
Trade and other receivables	13,403,555	13,555,204
Other current assets	1,107,956	1,516,332
Claims receivables	479,488	479,488
Inventories	4,720,873	9,872,856
Advances and prepayments	245,014	283,909

Total current assets	199,010,831	238,303,178

Non current assets
Operating lease right-of-use asset	—	286,997
Vessels, net	335,406,781	349,044,856
Investment in related party	12,990,167	12,794,333

Total non current assets	348,396,948	362,126,186

Total assets	547,407,779	600,429,364

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,959,924	9,669,613
Payable to related parties	3,038,447	23,338,869
Accrued liabilities	4,195,986	5,307,874
Operating lease liability, current portion	—	96,892
Deferred income	3,399,325	2,854,826

Total current liabilities	16,593,682	41,268,074

Non current liabilities
Operating lease liability, non current portion	—	190,105

Total non current liabilities	—	190,105

Total liabilities	16,593,682	41,458,179

Commitments and contingencies
Stockholders’ equity
Common stock	489,006	500,006
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(8,390,225)	(10,590,684)
Additional paid-in capital	344,445,271	347,205,976
Retained earnings	194,261,926	221,847,768

Total stockholders’ equity	530,814,097	558,971,185

Total liabilities and stockholders’ equity	547,407,779	600,429,364

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Three Month Periods Ended March 31,
	2025	2026
Cash flows from operating activities
Net income for the period	11,290,986	28,021,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,002,837	7,930,925
Non - cash lease expense	18,552	23,389
Share based compensation	889,076	581,705
Unrealized foreign exchange (gain)/loss on time deposits	(358,420)	258,120
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	4,683,534	(151,649)
Other current assets	585,395	(408,376)
Inventories	601,241	(5,151,983)
Changes in operating lease liabilities	(18,522)	(23,389)
Advances and prepayments	40,704	(38,895)
Due from related parties	4,167	195,834
Increase/(decrease) in
Trade accounts payable	679,226	3,709,689
Due to related parties	(3,369,040)	927,184
Accrued liabilities	234,447	1,111,888
Deferred income	393,331	(544,499)

Net cash provided by operating activities	20,677,484	36,441,031

Cash flows from investing activities
Acquisition and improvement of vessels	(4,350)	—
Increase in bank time deposits	(57,958,390)	(122,450,000)
Maturity of bank time deposits	96,364,791	154,750,000

Net cash provided by investing activities	38,402,051	32,300,000

Cash flows from financing activities
Stock repurchase	—	(2,200,459)
Dividends paid on preferred shares	(342,616)	(441,008)

Net cash used in financing activities	(342,616)	(2,641,467)

Net increase in cash and cash equivalents	58,736,919	66,099,564
Cash and cash equivalents at beginning of period	67,783,531	5,771,505

Cash and cash equivalents at end of period	126,520,450	71,871,069

Cash breakdown
Cash and cash equivalents	126,520,450	71,871,069

Total cash and cash equivalents shown in the statements of cash flows	126,520,450	71,871,069